SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 333-62216

                           NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-QSB |_| Form N-SAR |_| Form N-CSR

        For Period Ended: December 31, 2004

|_|  Transition Report on Form 10-K         |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F         |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

 For the Transition Period Ended:_______________________________________________

      Read Instruction Sheet before preparing Form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:        Health Discovery Corporation
                        --------------------------------------------------------

Former Name if Applicable:
                           -----------------------------------------------------

Address of Principal Executive
 Office (Street and Number):    1116 S. Old Temple Road
                            ----------------------------------------------------

City, State and Zip Code:       Lorena, Texas 76655
                           -----------------------------------------------------

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X|          (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The independent registered public accounting firm's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

      The Registrant could not complete its Annual Report on Form 10-KSB for the year ended December 31, 2004 within the prescribed time because additional time was needed for the current auditor to review the financial statements which are to be included therein.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

     Robert Braswell IV              (512)                    583-4500
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         (Name)                   (Area Code)             (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                |X| Yes  |_|No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |_| Yes  |X|No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Health Discovery Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2005                           By: /s/ Robert S. Braswell
       --------------                               ----------------------------
                                                    Robert S. Braswell
                                                    Chief Administrative Officer

                                    ATTENTION

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

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3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).





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